Contact

www.linkedin.com/in/dennis-lukens-94591031 (LinkedIn)

Top Skills

Coaching
Sports Management
Sports

Languages

English (Native or Bilingual)
Russian (Professional Working)

Honors-Awards

Ukraine Open Champion Golf Senior (Over 50) 2010

Honored by Ukrainian Hall of Fame First and only American to Coach Professional Soccer in Ukraine

Dennis Lukens

The First and Only American to Coach Professional Football in Ukraine and the Entire Soviet Union. Proud Father to my 9 year old Ukrainian Son.

United States

Experience

Pro Football Soccer Enterprise, Inc.

President
January 2024 - Present (3 months)
United States

President of Pro Football Soccer Enterprise, Inc. overseeing acquisitions and operations.

FC Dynamic

Technical Director
July 2021 - February 2022 (8 months)
Ukraine

Boston Storm FC

Technical Director/President
June 2015 - March 2019 (3 years 10 months)
Boston Massachusetts

Technical Director and Founder - Boston Storm, an Elite Youth Club playing in Maple League. 8 teams U-9 to U-15 Boys and Girls. As Technical Director of Boston Storm, Mr. Lukens helped develop 6 players that went onto the MLS and 2 female players to WUSA. In all, 7 former Boston Storm players played for the US National Team.

European Football

Professional Coach
January 2011 - June 2018 (7 years 6 months)
Ukraine

FC Shipbuilders - Ukraine 2nd Division Professional League

Technical Director/President
March 2016 - April 2017 (1 year 2 months)
Nikolaev Ukraine

Head Coach and Technical Director of Ukraine Professional 2nd Division team

FC Krystal Kherson- Ukraine 2nd Division Professional League
Head Coach
September 2012 - March 2013 (7 months)
Ukraine

Head Coach of FC Kherson Krystal of Ukraine Professional 2nd Division.
In the 2 months prior to arrival, Krystal went 0 wins- 8 losses -1 draw for 1
point and last in the league. In 2 months after arrival Krystal went 6-5-1 for 19
points and rose to 7th in the table. Including 2-1 victory in a friendly match over
Ukraine Premiership Team Odessa Chernomorets.

FC Sevastopol - Ukraine Premier League
Selection Trainer
September 2010 - March 2011 (7 months)
Crimea, Ukraine

MFK Mykolaiv Ukraine 1st League
MFK Mykolaiv
2010 - 2011 (1 year)
Mykolaiv Region, Ukraine

Doing scouting and video analysis for the First Team.

St Lucia Football Association
Head Coach Men's U-23 National Team St Lucia
2006 - 2009 (3 years)
St Lucia, WI

Led the St Lucia Men's U-23 National Team for 2 years during preparations
and through the 2008 CONCACAF Olympic Qualification Games. Two year
overall record competing against Trinidad Professional Teams, St Lucia
Premiership Teams and Olympic competition was 7-4-2.

California Cougars - Major Indoor Soccer League
President/Director of Football/Assistant Coach
2004 - 2006 (2 years)
Stockton, CA

Director of Soccer for professional Major Indoor Soccer League Team
California Cougars. Assisted with all aspects of technical and tactical
preparations during the season. Worked with Head Coach to identify and draft
players. Was 100% completely responsible for all discussions and signing of
all player contracts. Sold $1.1 million USD of Sponsorships as President of the
company during start of phase prior to taking position of Director of Soccer. As

President and the first employee, successfully took company from start up to operating professional soccer team.

Bay Area Seals - 1st Division USL Professional "A" League
Head Coach - President
January 2000 - October 2000 (10 months)

Head Coach and President of American 1st Divsion ("A" League) Professional Soccer Team.

Took over a club that had no players, training facilities, stadium or offices. In 3 months hired employees, coaching staff, secured a stadium and training grounds, signed 24 players, participated in the Super Draft and led the team into the "A" League playoffs before being eliminated eventual champions Seattle Sounders.

Massachusetts Futsal Association
Founder + President
1998 - 1999 (1 year)
Greater Boston Area

I Founded and started Youth Futsal Leagues in Massachusetts. In 1998 I began the MA Futsal in six different gymnasiums across the State and served as President.

Boston Storm - USISL Professional League
Head Coach and President
1993 - 1994 (1 year)
Boston, MA

Head Coach and President of USISL Professional Soccer Team. Began company as a start up. In two years identified and signed 6 players that went onto play in Major League Soccer. Played initial an exhibition season finishing with 3 wins and 3 losses. Played the German World University Games Team (1-0 win) and the United States World University Games Team. Completed exit strategy with sale to local investors.

USYSA
USYSA Region I Staff Member
1993 - 1994 (1 year)
Maryland

Served on USYSA Region I coaching staff selection players to be put forward to the National Player Pool.

United States Soccer Federation
USSF Coaching Course National Instructor
1991 - 1992 (1 year)
Chicago

Served as a National Instructor for the United States Soccer Federation delivering and instructing the USSF License courses.

Massachusetts Youth Soccer Association
Director of Coaching
1990 - 1992 (2 years)
Massachusetts

Director of Massachusetts Olympic Development Programs. Hiring and training all coaches in all 12 age groups. Attending and overseeing MYSA's participation in Region I Olympic Development Program Identification Weekend. Director of all Coach Education Programs. Hiring and training 24 coaches to deliver the USSF/MYSA D, E, F and G coaching courses to coaching candidates throughout Massachusetts. Served as primary instructor of the USSF "D" course in Massachusetts.

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Education

UEFA Pro License
Pro License

Sprinfield College
Bachelor's of Science, Physical Education

Southern Connecticut State University
Master of Science - MS, Physical Education